Mail Stop 6010

May 4, 2006

Robert H. Bucher, Chairman and Chief Executive Officer
Adept Technology Inc.
3011 Triad Drive
Livermore, California 94551

<u>Via U S Mail and FAX [(925) 245-3430]</u>

      Re: **Adept Technology Inc.**
               Form 10-K for the fiscal year ended June 30, 2005
               Forms 10-Q for the fiscal quarter ended October 1 and December 31, 2005
               File No. 0-27122

Dear Mr. Bucher:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended June 30, 2005

Item 9A   Controls and Procedures, page 49

1.   Please explain to us the nature and amounts of each of the post-closing adjustments. Tell us how you determined that none of the items materially affected prior quarters. Explain to us the steps taken to remedy these matters and the results achieved. Please be detailed and specific.

2.   As a related matter, you should make reasonably specific disclosure about remediation efforts specific to the individual material weaknesses, including reasonably detailed and specific disclosure about changes in internal controls in response to material weaknesses. The disclosure about remediation efforts and resulting changes in controls as included in the June 2005 Form 10-K and as included in the September and December 2005 Forms 10-Q lacks specificity and should be expanded in future filings. Show us how you intend to apply this comment.

Financial Statements

Consolidated Statements of Cash Flows, page 62

3.   As set forth in paragraph 28 to SFAS 95, the operating activities section of an indirect method presentation of cash flows should begin with net income or loss. Your statement does not appear consistent with that guidance because your presentation begins with net income (loss) from continuing operations. To better conform to SFAS 95, please appropriately modify your presentation in future filings.

Note 1. Company and Summary of Significant Accounting Policies, page 63

Revenue Recognition, page 66

4.   Please explain to us how you account for robot refurbishment activities and clarify the basis in GAAP for the accounting. In that regard, tell us how you record receiving components to be refurbished and how costs are accounted for through subsequent sale. Clarify the materiality of this activity.

Mr. Robert H. Bucher

Stock-based Compensation, page 68

5.   We see that certain SFAS 123 pro forma assumptions were re-stated upon re-evaluation. Tell us about those changes and explain why you believe those changes are appropriate in GAAP. In future filings please make specific disclosure about the restatements and the underlying bases for the changes.

Forms 10-Q as of September 30 and December 31, 2005

Financial Statements

Note 2. Stock-based Compensation, page 6

6.   Please note that when you adopt a new accounting standard at the beginning of an interim period the financial statements and related footnotes should present all relevant disclosures required by the new standard. It appears that SFAS 123(R) requires more extensive disclosure than that included in your Forms 10-Q. Please expand in future filings.

Management's Discussion and Analysis, page 14

Results of Operations, page 20

7.   We see that you commenced software capitalization in the second quarter of fiscal 2006. Tell us about your accounting policy for software costs prior to that date and explain why that policy was appropriate in GAAP.

Item 4 Controls and Procedures, page 23

8.   We see that during the first two quarters of fiscal 2006 your auditors identified material weaknesses related to inventory, sock-based compensation and earnings per share. Tell us about the origin, nature and extent of each of the material weaknesses. For each matter, also describe the specific steps you have undertaken or plan to undertake to remediate the underlying control matter and describe the status of the weakness.

Mr. Robert H. Bucher
Adept Technology Inc.

May 4, 2006
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary R. Todd
Reviewing Accountant